Goldman Sachs & Co. LLC 200 West Street New York, NY 10282	BofA Securities, Inc. One Bryant Park New York, NY 10036	SVB Securities LLC 53 State Street, 40th Floor Boston, MA 02109	Evercore Group L.L.C. 55 E. 52nd St. New York, NY 10055

VIA EDGAR

October 4, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	Amylyx Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-267730

Dear Mr. Nimitz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that there will be distribution to underwriters, institutions, dealers and others, who are reasonably anticipated to participate in the distribution of the securities, of as many copies of the preliminary prospectus included in the above-named Registration Statement on Form S-1 (File No. 333-267730) (the “Registration Statement”) as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Amylyx Pharmaceuticals, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on October 6, 2022, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that the Registration Statement be declared effective.

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Very truly yours,

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director

By:	BOFA SECURITIES, INC.

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

By:	SVB SECURITIES LLC

By:	/s/ Jon A Civitarese
Name: Jon A Civitarese
Title: Sr. Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Managing Director

[Signature Page to Acceleration Request Letter]